UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41985
CUSIP Number: G63369105

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

c
PART I - REGISTRANT INFORMATION
Murano Global Investments PLC
Full Name of Registrant

N/A
Former Name if Applicable

25 Berkeley Square
Address of Principal Executive Office (Street and Number)

London W1J 6HN, United Kingdom
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Murano Global Investments PLC (the “Company”) is working diligently and plans to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”) as soon as practicable.  The Company unexpectedly requires additional time to complete the preparation and review of its financial statements, and additional disclosures in the Annual Report, including management’s assessment of the Company’s internal control over financial reporting as of December 31, 2024. Such delay results in part from the diversion of the attention of management and other personnel responsible for the preparation of the Annual Report to explore strategic alternatives to complete phase one of the Grand Island Cancun Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the  operations and administration services agreement), as well as evaluating strategies to obtain the required additional funding necessary for future operations, and to be able to discharge the outstanding debt and other liabilities as they become due. As a result of the Company’s delay, KPMG Cardenas Dosal, S.C., the Company’s independent registered public accounting firm, will also need additional time to complete its audit procedures.

Based upon currently available information, the Company expects to report one or more material weaknesses in its internal controls and expects its internal control over financial reporting and, as a result, its disclosure controls and procedures will be ineffective as of December 31, 2024. Furthermore, management anticipates that it will be disclosing in the Annual Report that as a result of the Company’s liquidity condition, substantial doubt exists over the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Annual Report.

As a result, the Company has determined that it is unable, without unreasonable effort or expense, to file its Annual Report within the prescribed period. The Company does not expect any changes to previously reported financial results of certain of its subsidiaries included in the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 1, 2025 (the “YE2024 6-K”).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
David Galan	+44	207 1676440
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Mexican peso significantly depreciated against the U.S. dollar in 2024 compared to 2023. As a result of such depreciation, the Company was impacted by a substantial negative foreign exchange loss for the year ended December 31, 2024, due to the large proportion of the Company’s U.S. dollar denominated indebtedness.  In addition, the Company incurred  significant one-off expenses and professional fees in relation to the business combination agreement (as amended and restated) with HCM Acquisition Corp and the listing of the Company on Nasdaq in March 2024.  The combination of these two factors resulted in a significantly negative change in the results of the Company for the year ended December 31, 2024 compared to the year ended December 31, 2023, although such one-off expenses and fees are one-off in nature. For additional information about the Company’s preliminary results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see the YE2024 6-K. While the Company does not expect changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as at and for the year ended December 31, 2024.

Forward Looking Statements

This Form 12b-25 contains certain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and "would” or similar words. These statements are based on information available to the Company as of the date hereof and actual results could differ materially from those stated or implied due to risks and uncertainties. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, the Company’s expectations about its ability to timely file its Annual Report on Form 20-F within the fifteen-day extension permitted by the rules of the Securities and Exchange Commission (“SEC”), the results of the ongoing review of the Grand Island Cancun project referenced above, the Company’s ability to continue as a going concern, its ability to raise additional capital and all existing defaults under the Company’s debt instruments; further delays, or other unexpected developments, in the Company’s fiscal year end closing process; and other risks and uncertainties detailed in the Company’s SEC filings from time to time. More information on potential factors that may impact the Company’s business are set forth in its Report on Form 6-K furnished by the Company to the SEC on April 1, 2025, as well as other reports filed with or furnished to the SEC from time to time. These reports are available on the Company’s website at www.murano.com.mx and the SEC’s website at www.sec.gov. The Company assumes no obligation to, and does not currently intend to, update any such forward-looking statements.

Murano Global Investments PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ David Galan
David Galan
Date:	April 30, 2025		Chief Financial Officer